As filed with the Securities and Exchange Commission on April 18, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ASTA FUNDING, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-3388607

(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

210 Sylvan Avenue
Englewood Cliffs, New Jersey	07632

(Address of Principal Executive Offices)	(Zip Code)
Asta Funding, Inc. Equity Compensation Plan
(Full title of the plan)
Mitchell Cohen
210 Sylvan Avenue
Englewood Cliffs, New Jersey 07632
(Name and address of agent for service)
(201) 567-5648
(Telephone number, including area code, of agent for service)
Copy to: Alan Wovsaniker, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
(973) 597-2500

Calculation of Registration Fee

		Proposed	Proposed
	Amount	Maximum	Maximum	Amount of
Title of Securities	to be	Offering Price	Aggregate	Registration
to be Registered	Registered (1)	per Share (2)	Offering Price (2)	Fee
Common Stock, $.01 per share	1,000,000	$44.43	$44,430,000	$1,364.00

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”) this registration statement also covers additional shares of Common Stock as may be issuable pursuant to the anti-dilution provisions set forth in the Asta Funding, Inc. Equity Compensation Plan.

(2)	Estimated, in accordance with Rule 457(c) and Rule 457(h)(1) of the Securities Act, solely for the purpose of calculating the registration fee. The proposed maximum offering price per share and the proposed maximum aggregate offering price are based on the average of the high and low prices for a share of Common Stock on the Nasdaq Global Select Market on April 11, 2007, which is within five days prior to the date of this registration statement.

EXPLANATORY NOTE
     This Registration Statement on Form S-8 of Asta Funding, Inc. (the “Registration Statement”) has been prepared in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register up to 932,000 shares of common stock of Asta Funding, Inc., to be issued to participants in the Asta Funding, Inc. Equity Compensation Plan.
     This Registration Statement includes the registration for reoffer and resale of 68,000 shares of common stock by certain shareholders who acquired such common stock pursuant to the Asta Funding, Inc. Equity Compensation Plan. Prior to the filing of this Registration Statement, such shares held by the selling stockholders were deemed to be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended, and “control securities” within the meaning of General Instruction C to Form S-8. These securities may be reoffered and resold on a continuous or delayed basis in the future under Rule 415 of the Securities Act.
     The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a reoffer prospectus, prepared in accordance with the requirements of Part I of Form S-3, in accordance with General Instruction C of Form S-8. The reoffer prospectus may be utilized for reofferings and resales of up to 68,000 shares of common stock acquired by the selling stockholders prior to the date of this reoffer prospectus.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
Item 1. Plan Information
          The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants in the Equity Compensation Plan as specified by Rule 428(b)(1) under the Securities Act. Such documents are not being filed with the Securities and Exchange Commission, but constitute, along with the documents incorporated by reference into this Registration Statement, a prospectus that meets the requirements of Section 10(a) of the Securities Act.
Item 2. Registrant Information and Employee Plan Annual Information
          The Registrant will furnish without charge to each person to whom the prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in Item 3 of Part II of this Registration Statement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated). Those documents are incorporated by reference in the Section 10(a) prospectus. The Registrant will also furnish without charge to each person to whom the prospectus is delivered, upon the written or oral request of such person, a copy of other documents required to be delivered to employees pursuant to Rule 428(b) under the Securities Act. Requests should be directed to Asta Funding, Inc., 210 Sylvan Avenue, Englewood Cliffs, New Jersey, 07632, Attn: Mitchell Cohen.
The reoffer prospectus referred to above follows this page.

REOFFER PROSPECTUS
68,000 Shares of Common Stock
ASTA FUNDING, INC.
This prospectus relates to 68,000 shares of common stock, par value $0.01 per share, of Asta Funding, Inc., that we granted to certain of our officers and directors under our Equity Compensation Plan, and which may be offered for resale from time to time by them.
We will not receive any of the proceeds from the sale of the common stock. The selling stockholders will pay the costs, if any, associated with any sale of the common stock.
Our common stock is quoted on the Nasdaq Global Select Market under the symbol “ASFI”. On April 11, 2007, the last reported sale price per share of our common stock, as quoted on the Nasdaq Global Select Market, was $43.20.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 18, 2007

     You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. If anyone provides you with different or inconsistent information you should not rely on it. Neither we nor the selling stockholders have authorized anyone to provide you with different information.
     The shares will not be offered under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY
     This summary highlights certain material information contained or incorporated by reference in this prospectus. You should read carefully the entire prospectus and the documents incorporated by reference in this prospectus from our filings with the Securities and Exchange Commission, or SEC. Unless the context otherwise requires, all references to “the Company,” “the Registrant,” “Asta Funding,” “we,” “us,” and “our” refer to Asta Funding, Inc. and its subsidiaries. References to the “Plan” refer to our Equity Compensation Plan. The term “you” refers to a prospective investor.
Our Company
The Company acquires, manages, collects and services portfolios of consumer receivables for its own account. These portfolios generally consist of one or more of the following types of consumer receivables:
o	charged-off receivables — accounts that have been written-off by the originators and may have been previously serviced by collection agencies;

o	semi-performing receivables — accounts where the debtor is currently making partial or irregular monthly payments, but the accounts may have been written-off by the originators; and

o	performing receivables — accounts where the debtor is making regular monthly payments that may or may not have been delinquent in the past.
We acquire these consumer receivable portfolios at a significant discount to the total amounts actually owed by the debtors. We acquire these portfolios after a qualitative and quantitative analysis of the underlying receivables and calculate the purchase price so that our estimated cash flow offers us an adequate return on our investment after servicing expenses. After purchasing a portfolio, we actively monitor its performance and review and adjust our collection and servicing strategies accordingly.
We purchase receivables from creditors and others through privately negotiated direct sales, brokered transactions and auctions in which sellers of receivables seek bids from several pre-qualified debt purchasers. These receivables consist primarily of MasterCard(R), Visa(R), private label credit card accounts, and telecommunication charge-offs, among other types of receivables. We pursue new acquisitions of consumer receivable portfolios from originators of consumer debt, on an ongoing basis through:
o	our relationships with industry participants, collection agencies, investors and our financing sources;

o	brokers who specialize in the sale of consumer receivable portfolios; and

o	other sources.

The Offering
          This prospectus is part of a registration statement that we are filing with the SEC for the resale of shares of Asta Funding, Inc., common stock that we granted to certain of our employees under our Equity Compensation Plan. The selling stockholders may sell the shares of our common stock being offered under this prospectus from time to time in one or more offerings (subject to the restrictions described in this prospectus).
          The section “Plan of Distribution” of this prospectus provides a description of the sale of the shares being offered under this prospectus. When these shares are actually sold, to the extent required, the number of shares sold and the purchase price will be set forth in an accompanying prospectus supplement. A prospectus supplement also may update or change information contained in the basic prospectus. We expect that all relevant information about the shares will be contained in this prospectus. In all cases, you should read this prospectus (as it may be supplemented) together with the additional information described in the sections “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
          You should carefully consider the “Risk Factors” beginning on the next page of this prospectus before making an investment in our common stock.
Principal Executive Offices
          We are a Delaware corporation whose principal executive offices are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 and our telephone number is (201) 567-5648.

RISK FACTORS
You should carefully consider these risk factors in evaluating the Company. In addition to the following risks, there may also be risks that we do not yet know of or that we currently think are immaterial that may also impair our business operations. If any of the following risks occur, our business, results of operation or financial condition could be adversely affected, the trading price of our common stock could decline and shareholders might lose all or part of their investment.
The Company has risks associated with its recent Portfolio Purchase Agreement.
          On February 5, 2007, Palisades Acquisition XV, LLC, a wholly-owned subsidiary of the Company, entered into a Purchase and Sale Agreement (the “Portfolio Purchase Agreement”) with Great Seneca Financial Corporation, Platinum Financial Services Corporation, Monarch Capital Corporation, Colonial Credit Corporation, Centurion Capital Corporation, Sage Financial Corporation and Hawker Financial Corporation (collectively, the “Sellers”), under which we agreed to acquire a portfolio of approximately $6.9 billion in face value receivables (the “Portfolio”) for a purchase price of $300 million plus 20% of any future Net Payments (as defined in the Portfolio Purchase Agreement) received by the Company after the Company has received Net Payments equal to 150% of the purchase price plus our cost of funds. The Portfolio (now owned by Palisades Acquisition XVI, LLC (“Palisades XVI”)) predominantly consists of credit card accounts and includes some accounts in collection litigation and accounts as to which the Sellers have been awarded judgments. The transaction was consummated on March 5, 2007.
          Under the Portfolio Purchase Agreement, we assumed certain risks associated with the Portfolio. The representations and warranties with respect to the Portfolio which we received from the Sellers have limitations both in scope and, in certain cases, duration, including a limitation of our put-back rights with respect to certain types of claims, a requirement that certain claims be brought within 120 days of closing or be deemed waived, and a limitation with respect to the Sellers’ responsibilities for acts of prior owners. Other than the representations contained in the Portfolio Purchase Agreement, the accounts were sold as is. No assurances can be given that we will have an adequate remedy if our understandings about the quality, quantity and characteristics of the Accounts in the Portfolio prove to be contrary to our expectations.
The anticipated benefits of the Portfolio may not meet our expectations.
          The purchase of the Portfolio will increase our assets acquired for liquidation by more than 100%, so that our near term future operating results will be highly dependent on the returns realized from the Portfolio. While we believe that we have the capability to manage such a significantly increased asset base, no assurances can be given that we will not experience operational difficulties internally or with our third party collection agencies and attorneys in managing an asset base of this size. Further, while we believe that the returns on the Portfolio will be at least as favorable as our historic returns on smaller portfolio purchases, no assurances can be given with respect to our initial evaluation of the quality of the assets in the Portfolio nor with respect to our ability to manage the Portfolio profitably.

We have incurred substantial debt from time to time in connection with our purchase of consumer receivable portfolios, particularly with respect to the Portfolio Purchase Agreement, and may incur further debt in the future which could affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.
To finance the purchase of the Portfolio we needed to incur substantial indebtedness. On February 5, 2007, upon execution of the Portfolio Purchase agreement, we were required to provide the Seller with a $60 million deposit, which we did by utilizing substantially all of the availability under our existing $175 million credit facility. We needed to make a second deposit payment of $15 million on February 16, 2007, which we did by amending our existing line of credit to increase availability from $175 million to $190 million, which amount reduced to $184 million on March 17, 2007 and will reduce to $175 million on April 17, 2007.
The remaining $225 million was paid in full at the closing of the Portfolio purchase on March 5, 2007, by borrowing approximately $227 million (inclusive of transaction costs) under a new Receivables Financing Agreement entered into by Palisades XVI, with a major financial institution as the funding source, consisting of debt with full recourse only to Palisades XVI, and bearing an interest rate of approximately 170 basis points over LIBOR. The term of the agreement is three years. All assets of Palisades XVI, principally the Portfolio, are pledged to secure such borrowing, and all proceeds received as a result of the net collections from this Portfolio are to be applied to interest and principal of the underlying loan. The Company made certain representations and warranties to the lender to support the transaction.
By incurring such substantial indebtedness and by incurring additional indebtedness from time to time in connection with the purchase of consumer receivable portfolios in the future, we are subject to the risks associated with incurring such indebtedness, including:
o	we are required to dedicate a significant portion of our cash flows from operations to pay debt service costs and, as a result, we will have less funds available for operations, future acquisitions of consumer receivable portfolios, and other purposes;

o	it may be more difficult and expensive to obtain additional funds through financings, if available at all;

o	we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

o	if we defaulted under our existing credit facilities or if our creditors demanded payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.
We have pledged all of our portfolios of consumer receivables to secure our borrowings and are subject to covenants that may restrict our ability to operate our business.
As stated above, our amended and restated loan and security agreement increased our line of credit to $190 million. The agreement expires on July 10, 2009. We have fully utilized our availability under that facility and no future borrowings are permitted under the new Receivables Financing Agreement. This may place us at a competitive disadvantage as compared to less leveraged companies.
Any indebtedness that we incur under our existing line of credit is collateralized by all of our portfolios of consumer receivables acquired for liquidation, except the Portfolio only collateralizes the Receivables Financing Agreement. If we default under the indebtedness secured by our assets, including failure to comply with borrowing base requirements, those assets would be available to the secured creditor to satisfy our obligations to the secured creditor. In addition, our credit facility imposes certain restrictive covenants, including financial covenants and borrowing base requirements. Failure to satisfy any of these covenants could result in all or any of the following:
o	acceleration of the payment of our outstanding indebtedness;

o	cross defaults to and acceleration of the payment under other financing arrangements;

o	our inability to borrow additional amounts under our existing financing arrangements; and

o	our inability to secure financing on favorable terms or at all from alternative sources.
Any of these consequences could adversely affect our ability to acquire consumer receivable portfolios and operate our business.
We may not be able to purchase consumer receivable portfolios at favorable prices or on sufficiently favorable terms or at all.
Our success depends upon the continued availability of consumer receivable portfolios that meet our purchasing criteria and our ability to identify and finance the purchases of such portfolios. The availability of consumer receivable portfolios at favorable prices and on terms acceptable to us depends on a number of factors outside of our control, including:
o	the continuation of the current growth trend in consumer debt;

o	the continued volume of consumer receivable portfolios available for sale;

o	competitive factors affecting potential purchasers and sellers of consumer receivable portfolios; and

o	possible future changes in the bankruptcy laws, state laws and homestead acts which could make it more difficult for us to collect.
We may not be able to continually replace our defaulted consumer receivables.

To operate profitably, we must continually acquire a sufficient amount of distressed consumer receivables to generate continued revenue. Furthermore, we cannot predict how our ability to identify and purchase receivables and the quality of those receivables would be affected if there is a shift in consumer lending practices whether caused by changes in the regulations or accounting practices applicable to debt buying and sustained economic downturn.
We have seen at certain times that the market for acquiring consumer receivable portfolios has become more competitive, thereby diminishing from time to time our ability to acquire such receivables at prices we are willing to pay.
The growth in consumer debt may also be affected by:
o a slowdown in the economy;

o reductions in consumer spending;

o changes in the underwriting criteria by originators; and

o changes in laws and regulations governing consumer lending.
Any slowing of the consumer debt growth trend could result in a decrease in the availability of consumer receivable portfolios for purchase that could affect the purchase prices of such portfolios. Any increase in the prices we are required to pay for such portfolios in turn will reduce the profit, if any, we generate from such portfolios.
Our quarterly operating results may fluctuate and cause our stock price to decline.
Because of the nature of our business, our quarterly operating results may fluctuate, which may adversely affect the market price of our common stock. Our results may fluctuate as a result of any of the following:
o the timing and amount of collections on our consumer receivable portfolios;

o our inability to identify and acquire additional consumer receivable portfolios;

o a decline in the estimated future value of our consumer receivable portfolio recoveries;

o increases in operating expenses associated with the growth of our operations;

o general and economic market conditions; and

o prices we are willing to pay for consumer receivable portfolios.
Our projections of future cash flows from our portfolio purchases may prove to be inaccurate, which could result in reduced revenues or the recording of an impairment charge if we do not achieve the collections forecasted by our model.

We use qualitative and quantitative analysis to project future cash flows from our portfolio purchases. There can be no assurance, however, that we will be able to achieve the collections forecasted by our analysis. If we are not able to achieve these levels of forecasted collection, our revenues will be reduced or we may be required to record an impairment charge, which could result in a reduction of our earnings.
We may not be able to recover sufficient amounts on our consumer receivable portfolios to recover the costs associated with the purchase of those portfolios and to fund our operations.
We acquire and collect on consumer receivable portfolios that contain charged-off, semi-performing and performing receivables. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of receivables to generate revenue that exceeds our costs. For accounts that are charged-off or semi-performing, the originators or interim owners of the receivables generally have:
o	made numerous attempts to collect on these obligations, often using both their in-house collection staff and third-party collection agencies;

o	subsequently deemed these obligations as uncollectible; and

o	charged-off these obligations.
These receivable portfolios are purchased at significant discounts to the amount the consumers owe. These receivables are difficult to collect and actual recoveries may vary and be less than the amount expected. In addition, our collections may worsen in a weak economic cycle. We may not recover amounts in excess of our acquisition and servicing costs.
Our ability to recover on our portfolios and produce sufficient returns can be negatively impacted by the quality of the purchased receivables. In the normal course of our portfolio acquisitions, some receivables may be included in the portfolios that fail to conform to certain terms of the purchase agreements and we may seek to return these receivables to the seller for payment or replacement receivables. However, we cannot guarantee that any of such sellers will be able to meet their payment obligations to us. Accounts that we are unable to return to sellers may yield no return. If cash flows from operations are less than anticipated as a result of our inability to collect sufficient amounts on our receivables, our ability to satisfy our debt obligations, purchase new portfolios and our future growth and profitability may be materially adversely affected.
We are subject to intense competition for the purchase of consumer receivable portfolios.
We compete with other purchasers of consumer receivable portfolios, with third-party collection agencies and with financial services companies that manage their own consumer receivable portfolios. We compete on the basis of price, reputation, industry experience and performance. Some of our competitors have greater capital, personnel and other resources than we have. The possible entry of new competitors, including competitors that historically have focused on the acquisition of different asset types, and the expected increase in competition from current market participants may reduce our access to consumer receivable portfolios. Aggressive pricing by our competitors could raise the price of consumer receivable portfolios above levels that we are willing to pay, which could reduce the number of consumer receivable portfolios suitable for us to purchase or if purchased by us, reduce the profits, if any, generated by such portfolios. If we are unable to purchase receivable portfolios at favorable prices or at all, our finance income and earnings could be materially reduced.
We are dependent upon third parties to service a majority of our consumer receivable portfolios.
Although we utilize our in-house collection staff to collect some of our receivables, we outsource a majority of our receivable servicing. As a result, we are dependent upon the efforts of our third-party collection agencies and attorneys to service and collect our consumer receivables. In particular, we have engaged one subservicer to service a substantial portion of the Portfolio acquired pursuant to the Portfolio Purchase Agreement, so that our performance with respect to that Portfolio will be highly dependent on such subserviser efforts. Any failure by our third party collection agencies and attorneys to adequately perform collection services for us or remit such collections to us could materially reduce our finance income and our profitability. In addition, our finance income and profitability could be materially adversely affected if we are not able to secure replacement third party collection agencies and attorneys and redirect payments from the debtors to our new third party collection agencies and attorneys promptly in the event our agreements with our third-party collection agencies and attorneys are terminated, our third-party collection agencies and attorneys fail to adequately perform their obligations or if our relationships with such third-party collection agencies and attorneys adversely change.
We rely on our third party collectors to comply with all rules and regulations and maintain proper internal controls over their accounting and operations.
Because the receivables were originated and serviced pursuant to a variety of federal and/or state laws by a variety of entities and involved consumers in all 50 states, the District of Columbia, Puerto Rico and outside the United States, there can be no assurance that all original servicing entities have at all times been in substantial compliance with applicable law. Additionally, there can be no assurance that we or our third-party collection agencies and attorneys have been or will continue to be at all times in substantial compliance with applicable law. The failure to comply with applicable law and not maintain proper controls in their accounting and operations could materially adversely affect our ability to collect our receivables and could subject us to increased costs and fines and penalties.
Our collections may decrease if bankruptcy filings increase.
During times of economic recession, the amount of defaulted consumer receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings, a debtor’s assets are sold to repay credit originators, but since the defaulted consumer receivables we purchase are generally unsecured we often would not be able to collect on those receivables. We cannot assure you that our collection experience would not decline with an increase in bankruptcy filings. If our actual collection experience with respect to a defaulted consumer receivables portfolio is significantly lower than we projected when we purchased the portfolio, our earnings could be negatively affected.
If we are unable to access external sources of financing, we may not be able to fund and grow our operations.

We depend on loans from our credit facility and other external sources in part, to fund and expand our operations. Our ability to grow our business is dependent on our access to additional financing and capital resources. The failure to obtain financing and capital as needed would limit our ability to:
o	purchase consumer receivable portfolios; and

o	achieve our growth plans.
In addition, our financing source imposes certain restrictive covenants, including financial covenants. Failure to satisfy any of these covenants could:
o	cause our indebtedness to become immediately payable;

o	preclude us from further borrowings from these existing sources; and

o	prevent us from securing alternative sources of financing necessary to purchase consumer receivable portfolios and to operate our business.
We use estimates for recognizing finance income on substantially all of our consumer receivable portfolio investments and our earnings would be reduced if actual results are less than estimated.
We utilize the interest method of revenue recognition for determining our income recognized on finance receivables, which is based on projected cash flows that may prove to be less than anticipated and could lead to reductions in revenue or impairment charges under the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 03-3 Accounting for Loans or Certain Securities Acquired in a Transfer. Under the guidance of SOP 03-3 (and the amended Practice Bulletin 6); static pools of accounts are established. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established for a quarter, individual receivable accounts are not added to the pool (unless replaced by the seller) or removed from the pool (unless sold or returned to the seller). SOP 03-3 (and the amended Practice Bulletin 6) requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue or expense or on the balance sheet. The SOP initially freezes the internal rate of return, referred to as IRR, estimated when the accounts receivable are purchased as the basis for subsequent impairment testing. Significant increases in actual, or expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio’s remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing. Effective for fiscal years beginning October 1, 2005 under SOP 03-3 and the amended Practice Bulletin 6, rather than lowering the estimated IRR if the collection estimates are not received or projected to be received, the carrying value of a pool would be written down to maintain the then current IRR. If cash collections increase subsequent to recording an impairment, reversal of the previously recognized impairment is made prior to any increase to the IRR. Any reduction in our earnings could materially adversely affect our stock price.

We may rely on third parties to locate, identify and evaluate consumer receivable portfolios available for purchase.
We may rely on third parties, including brokers and third-party collection agencies and attorneys, to identify consumer receivable portfolios and, in some instances, to assist us in our evaluation and purchase of these portfolios. As a result, if such third parties fail to identify receivable portfolios or if our relationships with such third parties are not maintained, our ability to identify and purchase additional receivable portfolios could be materially adversely affected. In addition, if we, or such parties fail to correctly or adequately evaluate the value or collectibility of these consumer receivable portfolios, we may pay too much for such portfolios and suffer an impairment and our earnings could be negatively affected.
The loss of an asset type could impact our ability to acquire receivable portfolios.
In the event one of the asset classes of receivables which we purchase is no longer available to us, our purchases may decline and our results might suffer.

We may not be successful at acquiring receivables of new asset types or in implementing a new pricing structure.
We may pursue the acquisition of receivable portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of receivables of these asset types and our limited experience in these asset types may impair our ability to collect on these receivables. This may cause us to pay too much for these receivables, and consequently, we may not generate a profit from these receivable portfolio acquisitions.
The loss of any of our executive officers may adversely affect our operations and our ability to successfully acquire receivable portfolios.
Arthur Stern, our Chairman and Executive Vice President, Gary Stern, our President and Chief Executive Officer, and Mitchell Cohen, our Chief Financial Officer are responsible for making substantially all management decisions, including determining which portfolios to purchase, the purchase price and other material terms of such portfolio acquisitions. These decisions are instrumental to the success of our business. The loss of the services of any of our executive officers could disrupt our operations and adversely affect our ability to successfully acquire receivable portfolios. Currently, the three executives are not under contract with the Company.
The Stern family effectively controls Asta, substantially reducing the influence of our other stockholders.
Members of the Stern family including Arthur Stern, Gary Stern and Barbara Marburger, daughter of Arthur Stern and sister of Gary Stern, trusts or custodial accounts for the benefit of minor children of Barbara Marburger and Gary Stern, Asta Group, Incorporated, and limited liability companies controlled by Judith R. Feder, niece of Arthur Stern and cousin of Gary Stern, in which Arthur Stern, Alice Stern (wife of Arthur Stern and mother of Gary Stern and Barbara Marburger), Gary Stern and trusts for the benefit of the issue of Arthur Stern and the issue of Gary Stern hold all economic interests, own in the aggregate approximately 24.2% of our outstanding shares of common stock. In addition, other members of the Stern Family, such as adult children of Gary Stern and Barbara Marburger, own additional shares. As a result, the Stern family is able to influence significantly the actions that require stockholder approval, including:
o	the election of a majority of our directors; and

o	the approval of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval.
As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the Stern family’s influence could preclude any unsolicited acquisition of us and consequently materially adversely affect the price of our common stock.

We have experienced rapid growth over the past several years, which has placed significant demands on our administrative, operational and financial resources and could result in an increase in our expenses.
We plan to continue our growth, which could place additional demands on our resources and cause our expenses to increase. Future internal growth will depend on a number of factors, including:
o	the effective and timely initiation and development of relationships with sellers of consumer receivable portfolios and strategic partners;

o	our ability to maintain the collection of consumer receivables efficiently; and

o	the recruitment, motivation and retention of qualified personnel.
Sustaining growth will also require the implementation of enhancements to our operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to maintain or accelerate our growth or attract additional management talent and any failure to do so could adversely affect our ability to generate finance income and control our expenses.
Government regulations may limit our ability to recover and enforce the collection of our receivables.
Federal, state and municipal laws, rules, regulations and ordinances may limit our ability to recover and enforce our rights with respect to the receivables acquired by us. These laws include, but are not limited to, the following federal statutes and regulations promulgated thereunder and comparable statutes in states where consumers reside and/or where creditors are located:
o	the Fair Debt Collection Practices Act;

o	the Federal Trade Commission Act;

o	the Truth-In-Lending Act;

o	the Fair Credit Billing Act;

o	the Equal Credit Opportunity Act; and

o	the Fair Credit Reporting Act.
We may be precluded from collecting receivables we purchase where the creditor or other previous owner or third-party collection agency and attorney failed to comply with applicable law in originating or servicing such acquired receivables. Laws relating to the collection of consumer debt also directly apply to our business. Our failure to comply with any laws applicable to us, including state licensing laws, could limit our ability to recover on receivables and could subject us to fines and penalties, which could reduce our earnings and result in a default under our loan arrangements. In addition, our third-party collection agencies and attorneys may be subject to these and other laws and their failure to comply with such laws could also materially adversely affect our finance income and earnings.
Additional laws may be enacted that could impose additional restrictions on the servicing and collection of receivables. Such new laws may adversely affect the ability to collect on our receivables, which could also adversely affect our finance income and earnings.
Because our receivables are generally originated and serviced pursuant to a variety of federal and/or state laws by a variety of entities and may involve consumers in all 50 states, the District of Columbia and Puerto Rico, there can be no assurance that all original servicing entities have at all times been in substantial compliance with applicable law. Additionally, there can be no assurance that we, or our third-party collection agencies and attorneys have been or will continue to be at all times in substantial compliance with applicable law. The failure to comply with applicable law could materially adversely affect our ability to collect our receivables and could subject us to increased costs, fines and penalties.
Class action suits and other litigation in our industry could divert our management’s attention from operating our business and increase our expenses.
Certain originators and third-party collection agencies and attorneys in the consumer credit industry have been subject to class actions and other litigation. Claims include failure to comply with applicable laws and regulations and improper or deceptive origination and servicing practices. If we become a party to such class action suits or other litigation, our results of operations and financial condition could be materially adversely affected.
We may seek to make acquisitions that prove unsuccessful or strain or divert our resources.
We may seek to grow Asta through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our business and financial performance, including:
o	the diversion of our management’s attention from our everyday business activities;

o	the assimilation of the operations and personnel of the acquired business;

o	the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and

o	the need to expand management, administration and operational systems.
If we make such acquisitions we cannot predict whether:
o	we will be able to successfully integrate the operations of any new businesses into our business;

o	we will realize any anticipated benefits of completed acquisitions; or

o	there will be substantial unanticipated costs associated with acquisitions.
In addition, future acquisitions by us may result in:
o	potentially dilutive issuances of our equity securities;

o	the incurrence of additional debt; and
o	the recognition of significant charges for depreciation and amortization related to goodwill impairment and other intangible assets.
Although we have no present plans or intentions, we continuously evaluate potential acquisitions of related businesses. However, we have not reached any agreement or arrangement with respect to any particular future acquisition and we may not be able to complete any acquisitions on favorable terms or at all.
Our investments in other businesses and entry into new business ventures may adversely affect our operations.
We have and may continue to make investments in companies or commence operations in businesses and industries that are not identical to those with which we have historically been successful. If these investments or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased finance income.
If our technology and phone systems are not operational, our operations could be disrupted and our ability to successfully acquire receivable portfolios could be adversely affected.
Our success depends in part on sophisticated telecommunications and computer systems. The temporary loss of our computer and telecommunications systems, through casualty, operating malfunction or service provider failure, could disrupt our operations. In addition, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivable portfolios and to access, maintain and expand the databases we use for our collection or monitoring activities. Any failure of our information systems and their backup systems would interrupt our operations. We may not have adequate backup arrangements for all of our operations and we may incur significant losses if an outage occurs. In addition, we rely on third-party collection agencies and attorneys who also may be adversely affected in the event of an outage in which the third-party collection agencies and attorneys does not have adequate backup arrangements. Any interruption in our operations or our third-party collection agencies/ and attorneys’ operations could have an adverse effect on our results of operations and financial condition.

Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our board of directors and management.
Several provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current board of directors. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock.
Future sales of our common stock may depress our stock price.
Sales of a substantial number of shares of our common stock in the public market could cause a decrease in the market price of our common stock. We had 13,903,158 shares of common stock issued and outstanding as of the date hereof. Of these shares, 3,363,008 are held by our affiliates and are saleable under Rule 144 of the Securities Act of 1933, as amended. The remainder of our outstanding shares were freely tradeable. In addition, options to purchase approximately 1,352,438 shares of our common stock were outstanding as of March 31, 2007 all but 12,000 shares were vested due to the acceleration of all unvested options as approved by the Board of Directors on September 30, 2005. The exercise prices of such options were substantially lower than the current market price of our common stock. We may also issue additional shares in connection with our business and may grant additional stock options to our employees, officers, directors and consultants under our present or future stock option plans or warrants to third parties. As of March 31, 2007 there were 1,325,334 shares available for such purpose, including the shares available under the new Equity Compensation Plan approved by the shareholders in March 2006. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.
On September 11, 2006, the Company’s Chairman, Arthur Stern and GMS Family Investors LLC, an entity not controlled by Gary Stern, but whose principal beneficiaries include Gary Stern, President and Chief Executive Officer and his family, and Chief Financial Officer, Mitchell Cohen adopted prearranged stock trading plans in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Arthur Stern, GMS Family Investors LLC and Mitchell Cohen sold 136,000 shares, 300,000 shares, and 10,000 shares, respectively.
On September 15, 2005, the Company’s Chairman, Arthur Stern and President and Chief Executive Officer, Gary Stern adopted prearranged stock trading plans in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Chairman Arthur Stern and President and Chief Executive Officer Gary Stern and his affiliates sold 56,856 shares and 83,656 shares, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the SEC filings that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend that these forward-looking statements be subject to the safe harbors created by those sections.
     These forward-looking statements include, but are not limited to, statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described under the heading “Risk Factors,” that may affect the operations, performance, development and results of our business. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this prospectus.
     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason, except as we may be required to do under applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the securities offered hereby.
SELLING STOCKHOLDERS
     The securities to which the prospectus relates are being registered for reoffers and resales by the selling stockholders who have been allocated such securities under our Equity Compensation Plan. The selling stockholders may resell all, a portion or none of their securities from time to time. Based upon the information available to us as of March 31, 2007, the table below sets forth each selling stockholder (whether or not an “affiliate” of Asta Funding, Inc.).
     For each selling stockholder, the table identifies (i) the nature of any position, office or other material relationship heor she has had with us within the past three years, (ii) the number of shares of our common stock held by the selling stockholder, (iii) the number of shares of our common stock to be owned by the selling stockholder after the sale of the securities offered pursuant to this prospectus, assuming that other shares held by such parties are not sold. The Securities and Exchange Commission’s rules require that we assume that the selling stockholders sell all of their common stock offered pursuant to this prospectus for the purpose of the table set forth below.

     Unless otherwise indicated, the address of each such person is c/o Asta Funding, Inc., 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

	Amount and
	Nature of
	Beneficial	Shares	Shares
Name and Address of Selling	Ownership	Offered for	Owned After	Percentage
Shareholder	Before Offering	Sale	Offering	(1)
Arthur Stern Chairman of the Board and Executive Vice President	642,683 (2)	15,000	627,683	4.5%

Gary Stern Director, President and Chief Executive Officer	1,515,987 (3)	15,000	1,500,987	10.3%

Mitchell Cohen Chief Financial Officer	35,000 (4)	15,000	20,000	*

Herman Badillo Director 120 Broadway New York, NY 10271	44,000 (5)	3,000	41,000	*

Edward Celano Director 2115 Scotch Gamble Road Scotch Plains, NJ	12,334 (6)	3,000	9,334	*

Harvey Leibowitz Director 159 West 53rd Street, Apt. 229 New York, NY 10019	84,000 (7)	3,000	81,000	*

David Slackman Director 28 Markwood Lane East Northport, NY 11731	48,334 (8)	3,000	45,334	*

Alan Rivera Director 1370 6th Avenue, 25th Floor New York, NY 10019	46,000 (9)	3,000	43,000	*

Louis A. Piccolo Director 211 East 53rd Street New York, NY 10022	27,769 (10)	3,000	24,769	*

Mary Curtin VP Operations	8,334 (11)	5,000	3,334	*

*	Less than 1%

(1)	Any shares of common stock that any person named above has the right to acquire within 60 days of March 31, 2007 are deemed to be outstanding for purposes of calculating the ownership percentage of such person, but are not deemed to be outstanding for purposes of calculating the beneficial ownership percentage of any other person not named in the table above.

(2)	Includes 286,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007 and 214,599 shares of common stock owned by Asta Group, Incorporated which shares are attributable to Arthur Stern based on his percentage ownership of Asta Group. Asta Group, Incorporated is owned by Arthur Stern, our Chairman of the Board and an Executive Vice President, Gary Stern, our President and Chief Executive Officer, and other members of the Stern family. Includes 15,000 shares of restricted stock which Mr. Stern has the right to vote, of which 10,000 will not have vested within 60 days of March 31, 2007. Excludes 349,460 shares owned by Stern Family Investors LLC which shares are attributable to Arthur Stern based on his percentage ownership of such LLC (Stern Family Investors owns 692,000 shares) and 952 shares owned by GMS Family Investors LLC which shares are attributable to Arthur Stern based on his percentage ownership of such LLC (GMS Family Investors LLC owns 865,200 shares). Arthur Stern does not have voting or investment power with respect to any of the shares held by either LLC and disclaims beneficial ownership of the shares owned by the LLCs.

(3)	Includes 786,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007 and 196,656 shares of common stock owned by Gary Stern as custodian for his minor children and 285,607 shares of common stock owned by Asta Group, which shares are attributable to Gary Stern based on his percentage ownership of Asta Group. Includes 15,000 shares of restricted stock which Mr. Stern has the right to vote , of which 10,000 shares will not have vested within 60 days of March 31, 2007. Excludes 687,488 shares owned by GMS Family Investors LLC which shares are attributable to Gary Stern based on his percentage ownership of such LLC (GMS Family Investors LLC owns 865,200 shares). Gary Stern does not have voting or investment power with respect to any of the shares held by the LLC and disclaims beneficial ownership of the shares owned by the LLC.

(4)	Includes 20,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 15,000 shares of restricted stock which Mr. Cohen has the right to vote, of which 10,000 shares will not have vested within 60 days of March 31, 2007.

(5)	Includes 41,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 3,000 shares of restricted stock which Mr. Badillo has the right to vote, of which 2,000 shares will not have vested within 60 days of March 31, 2007. Excludes 2,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2007.

(6)	Includes 9,334 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 3,000 shares of restricted stock which Mr. Celano has the right to vote, of which 2,000 shares will not have vested within 60 days of March 31, 2007. Excludes 2,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2007.

(7)	Includes 81,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 3,000 shares of restricted stock which Mr. Leibowitz has the right to vote, of which 2,000 shares will not have vested within 60 days of March 31, 2007. Excludes 2,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2007.

(8)	Includes 500 shares of common stock owned directly and 44,834 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 3,000 shares of restricted stock which Mr. Slackman has the right to vote, of which 2,000 shares will not have vested within 60 days of March 31, 2007. Excludes 2,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2007.

(9)	Includes 43,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 3,000 shares of restricted stock which Mr. Rivera has the right to vote, of which 2,000 shares will not have vested within 60 days of March 31, 2007. Excludes 2,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2007.

(10)	Includes 24,769 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 3,000 shares of restricted stock which Mr. Piccolo has the right to vote, of which 2,000 shares will not have vested within 60 days of March 31, 2007. Excludes 2,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2007.

(11)	Includes 3,334 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2007. Includes 5,000 shares of restricted stock which Ms. Curtin has the right to vote, of which 3,333 will not have vested within 60 days of March 31, 2007.
PLAN OF DISTRIBUTION
     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale.
     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.
     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, or the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-

dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     Additional information related to the selling stockholders and the plan of distribution may be provided in one or more supplemental prospectus.

EXPERTS
     The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Annual Report on Form 10-K of Asta Funding, Inc. for the year ended September 30, 2006, have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports which reports (1) express an unqualified opinion on the financial statements, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
     Lowenstein Sandler PC, Roseland, New Jersey, has passed upon the validity of the common stock being offered hereby.
LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS
     Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:
•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or unlawful stock repurchases or

•	redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; or

•	for any transaction from which the director derived improper personal benefit.
     While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s or officer’s breach of his duty of care.
     Our by-laws provide that we shall indemnify any person who was or is a party or threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Asta) by reason of the fact that such person is or was a director or officer of Asta or serving at the request of Asta, as an officer, director or employee against expenses, judgment, fines and settlements reasonably incurred if:
•	such person acted in good faith;

•	such person acted in a manner he reasonably believed to be in or not opposed to the best interests of Asta; and

•	with respect to a criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful.
     No indemnification shall be made in respect of any claim as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or other court shall determine upon application that, despite the adjudication of liability but in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. We are only permitted to indemnify such person upon the determination by the board of directors or stockholders that such person has met the applicable standards of conduct for indemnification as described above.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents previously filed by us with the SEC are incorporated in this registration statement by reference.
(a)	Annual Report on Form 10-K for the year ended September 30, 2006, filed on December 14, 2006.

(b)	Definitive Proxy Statement filed on January 26, 2007.

(c)	Current Reports on Form 8-K and amendments thereto filed on December 15, 2006, December 26, 2006, January 25, 2007, January 31, 2007, February 9, 2007, March 8, 2007, March 12, 2007 and March 13, 2007 (excluding any information deemed furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

(d)	Description of the Registrant’s Common Stock contained in the Registration Statement on Form 8-A, declared effective on November 13, 1995 (including any amendment or report filed with the SEC for the purpose of updating such description).
     All reports and other documents that we file pursuant to Section 13(a) and 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all such securities then remaining unsold shall be deemed to be incorporated by reference in this prospectus and to be a apart hereof from the date of filing of such reports and documents.

     Copies of these filings, excluding all exhibits unless an exhibit has been specifically incorporated by reference in this document, are available from us, at no cost, by writing or telephoning us at:

Asta Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632
(201) 567-5648

WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-8 with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus omits some information and exhibits included in the registration statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the SEC in Washington, D.C.
     We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us with the SEC can be inspected and copies a the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the Jacob K. Javits Federal Building, 75 Park Place, New York, New York 10278. Copies of filings can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a website that contains reports, proxy and informational statements and other information filed electronically with the Commission at http://www.sec.gov.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference
          The SEC allows us to “incorporate” into this Registration Statement information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this Registration Statement, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this Registration Statement, and all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares:
(a)	Annual Report on Form 10-K for the year ended September 30, 2006, filed on December 14, 2006.

(b)	Definitive Proxy Statement filed on January 26, 2007.

(c)	Current Reports on Form 8-K and amendments thereto filed on December 15, 2006, December 26, 2006, January 25, 2007, January 31, 2007, February 9, 2007, March 8, 2007, March 12, 2007 and March 13, 2007 (excluding any information deemed furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K)

(d)	Description of the Registrant’s Common Stock contained in the Registration Statement on Form 8-A, declared effective on November 13, 1995 (including any amendment or report filed with the SEC for the purpose of updating such description).

(e)	All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.
Item 4. Description of Securities
Not Applicable.
Item 5. Interests of Named Experts and Counsel
Not Applicable.

Item 6. Indemnification of Directors and Officers
     Under Section 145 of the Delaware Corporation Law, we may, subject to various exceptions and limitations, indemnify our directors and officers if any such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including an action by or in our right by reason of fact that he is or was our director or officer), or is or was serving at our request of as a director or officer of another corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except in the case of any action by or in our right to procure a judgment in our favor, as to any matter which such person shall have been adjudicated to be liable for negligence or misconduct in the performance of his duty. We shall indemnify each of our directors or officers to the extent that they have been successful on the merits or otherwise in the defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with such action, suit, proceeding, claim, issue or matter. In addition, Delaware law permits a corporation to limit or eliminate the liability of a director to the corporation and its shareholders for negligent breaches of such director’s fiduciary duties in certain circumstances. The foregoing statement is qualified in its entirety by the detailed provisions of Section 45 and 102 of the Delaware Corporation Law.
     Our Certificate of Incorporation, as amended, and By-Laws contain provisions with respect to the indemnification of directors and officers which provide for indemnification to the full extent provided by Delaware law as described above, including a provision which eliminates the liability of directors for negligent breaches of their fiduciary duties to us in certain circumstances. Our Certificate of Incorporation, as amended, also limits, to the fullest extent permitted by Delaware law, a director’s liability for monetary damages for breach of fiduciary duty, including gross negligence, except liability (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derives an improper personal benefit. Delaware law does not eliminate a director’s duty of care and this provision has no effect on the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.
Item 7. Exemptions from Registration Claimed
Not Applicable.

Item 8. Exhibits
4.1	The Registrant’s Certificate of Incorporation (incorporated by reference to the Registrant’s Registration Statement on Form SB-2, File No. 33-97212).

4.2	Amendment to the Registrant’s Certificate of Incorporation (incorporated by reference to the Registrant’s Report on Form 10-QSB for the quarter ended March 31, 2002).

4.3	The Registrant’s By-Laws (incorporated by reference to the Registrant’s Annual Report on Form 10-KSB for year ended September 30, 1999).

5.1	Opinion of Lowenstein Sandler PC with respect to the legality of the Common Stock to be registered hereunder.

10.1	The Registrant’s Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 3, 2006).

23.1	Consent of Independent Registered Public Accounting Firm , Eisner LLP

23.2	Consent of Lowenstein Sandler PC (contained in Exhibit 5.1)

24.1	Power of Attorney (included on page 36 hereof)
Item 9. Undertakings
(a)	The undersigned Registrant hereby undertakes:
          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement.
(i) to include my prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individual or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
     Provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this Registration Statement; and
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at that termination of the offering.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission and indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S--8 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Borough of Englewood Cliffs, State of New Jersey, on the 18th day of April, 2007.

ASTA FUNDING, INC.
By:	/s/ Gary Stern
Gary Stern
President & Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading “Signature” constitutes and appoints Gary Stern and Mitchell Cohen, or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Gary Stern Gary Stern	President & Chief Executive and Director (principal executive officer)	April 18, 2007

/s/ Mitchell Cohen Mitchell Cohen	Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	April 18, 2007

/s/ Arthur Stern Arthur Stern	Chairman of the Board and Executive Vice President and Director	April 18, 2007

/s/ Harvey Leibowitz Harvey Leibowitz	Director	April 18, 2007

/s/ Herman Badillo Herman Badillo	Director	April 18, 2007

/s/ Edward Celano Edward Celano	Director	April 18, 2007

/s/ David S. Slackman David S. Slackman	Director	April 18, 2007

/s/ Alan Rivera Alan Rivera	Director	April 18, 2007

/s/ Louis Piccolo Louis Piccolo	Director	April 18, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

4.1	The Registrant’s Certificate of Incorporation (incorporated by reference to the Registrant’s Registration Statement on Form SB-2, File No. 33-97212).

4.2	Amendment to the Registrant’s Certificate of Incorporation (incorporated by reference to the Registrant’s Report on Form 10-QSB for the quarter ended March 31, 2002).

4.3	The Registrant’s By-Laws (incorporated by reference to the Registrant’s Annual Report on Form 10-KSB for year ended September 30, 1999).

5.1	Opinion of Lowenstein Sandler PC with respect to the legality of the Common Stock to be registered hereunder.

10.1	The Registrant’s Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 3, 2006)

23.1	Consent of the Independent Registered Public Accounting Firm , Eisner LLP.

23.2	Consent of Lowenstein Sandler PC (contained in Exhibit 5.1).

24.1	Power of Attorney (included on page 36 hereof).